

Mail Stop 4720

October 11, 2016

Via E-mail
Dr. Zane Wang
Chief Executive Officer and Executive Director
China Rapid Finance Limited
5th Floor, Building D, BenQ Plaza
207 Songhong Road
Changning District, Shanghai 200335
People's Republic of China

> **Re:** **China Rapid Finance Limited**
> **Amendment No. 7 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 19, 2016**
> **CIK No. 0001346610**

Dear Dr. Wang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 16

1. Please revise to provide a risk factor that describes the impact the continued increase in repeat borrowers has on your credit quality, average loan size, customer acquisition costs, transaction fees, service fees and overall profitability. For example, your lending volumes increased during the interim period of 2016, however, your transaction fees and service fees decreased in comparison to the comparable period in 2015.   In addition, your profitability has decreased since 2013 when your cumulative repeat borrower rate

was 4% compared to 65% in 2015 and 2016 even though you seemingly have acquired more credit worthy customers with higher average loan balances.

Related Party Transactions, page 160

2.   Please confirm that there are no investors or borrowers in either of the consumption or lifestyle loans which would be considered to be related parties under ASC 850.

Report of Independent Registered Public Accounting Firm, page F-2

3.   Please tell us the reasons the audit report does not include an explanatory paragraph indicating that the previously-issued financial statements have been restated to correct a misstatement. The explanatory paragraph should also include a reference to the company's disclosure of the correction. Please refer to PCAOB AS 3101, paragraphs 18A-18C.

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies

(n) Safeguard Program, page F-12

4.   We have reviewed your response to comment 3. Based on the information provided we believe the amounts recorded by the company for future payments that will be contributed to the Safeguard Program, should be accounted as a financial asset at fair value and not characterized as a receivable. Please revise to also include your accounting policy for assessing and evaluating the potential impairment on this financial asset.

(z) Revision to previously issued financial statements, page F-18

5.   Please revise the appropriate financial statement column headings and disclosures to indicate that the affected periods have been "restated" for the correction of the errors as opposed to "revised" in accordance with ASC 250.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Kerry Shen
        Alan Seem, Esq.